KLEINERT'S ANNOUNCES RESULTS OF TENDER OFFER
                     FILES WITH SEC AND NASDAQ TO GO PRIVATE

For Immediate Release:


June 13, 1997 - (Plymouth Meeting, PA): Kleinert's, Inc. announced today that its Offer to Purchase shares of its Common Stock expired by its terms on May 30, 1997, and that the Company had accepted for purchase all 290,004 shares tendered in the Offer, at the purchase price of $18.00 per share. Following the Offer, the Company had approximately 178 record holders of its Common Stock.

The Company also announced that effective today its Common Stock had been deregistered under the Securities Exchange Act of 1934, as amended, and that the Company had notified The Nasdaq Stock Market to delist its Common Stock from the Nasdaq National Market. Consequently, Kleinert's is no longer a publicly traded company.


For further information, contact Joseph J. Connors, Executive Vice President, at 610-828-7261.



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